EXHIBIT 34.1

Deloitte LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: (416) 601-6150 Fax: (416) 601-6590 www.deloitte.ca

Report of Independent Licensed Public Accounting Firm

To the Board of Directors of Royal Bank of Canada

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that Royal Bank of Canada (the “Company”) has complied with the servicing criteria set forth in , Item1122(d) of the Securities and Exchange Commission’s Regulation AB for the Residential Mortgages in the cover pool held by RBC Covered Bond Guarantor Limited Partnership (the “Platform”)  as of October 31, 2012 and for the period from September 19, 2012 through October 31, 2012 (the “Reporting Period”) excluding criteria 1122(d)(1)(ii), (iii) and (iv), 1122(d)(2)(iii) and 1122(d)(2)(vi), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances.  Our procedures were limited to servicing activities performed by the Company during the period covered by this report.  Further, an examination is not designed to detect material instances of noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report.  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Management’s assertion discloses the following material instance of noncompliance with 1122(d)(2)(i) of the aforementioned applicable servicing criteria; the Cash Manager held funds for the benefit of the Issuing Entity, after making all required payments on each Guarantor LP Payment Date, rather than depositing such excess funds to the GDA Account as required by the Cash Management Agreement.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria, except for the material instance of noncompliance as noted in the preceding paragraph, as of and for the period ended October 31, 2012 for the Residential Mortgages in the cover pool held by RBC Covered Bond Guarantor Limited Partnership is fairly stated, in all material respects.

Independent Registered Chartered Accountants
Licensed Public Accountants

June 28, 2013

/s/ Deloitte LLP